UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities (Underlying Common Stock))

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Stephen M. Graham

James D. Evans

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

(206) 389-4520

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,502,824	$1,033

(1)	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 5,991,847 shares of the issuer’s common stock and have an aggregate value of $18,502,824 as of November 10, 2009, calculated based on a Black-Scholes option pricing model based on a price per share of common stock of $5.78, the price of the issuer’s common stock as reported on the NASDAQ Global Market on November 10, 2009.
(2)	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,033
Form or Registration No.:	Schedule TO; 005-78019
Filing Party:	ZymoGenetics, Inc.
Date Filed:	November 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on November 16, 2009, relating to an offer (the “Offer to Exchange”) by ZymoGenetics, Inc. (the “Company”) to certain employees to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value, that have an exercise price per share greater than $7.90 (each, an “Eligible Stock Option”) for a new stock option to purchase a lesser number of shares of ZymoGenetics’ common stock (the “New Stock Options”) to be granted under the 2001 Stock Incentive Plan. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 9:00 p.m., Pacific Time on Monday, December 14, 2009. Pursuant to the Exchange Offer, Eligible Stock Options to purchase an aggregate of 3,260,763 shares of the Company’s common stock were tendered, representing 54.7 of the total Eligible Stock Options. All surrendered options were cancelled and in exchange, on December 16, 2009, the Company granted awards of New Stock Options to purchase an aggregate of 1,629,632 shares of the Company’s common stock under the 2001 Stock Incentive Plan, in accordance with the terms of the Offer to Exchange. The exercise price of the New Stock Options is $6.35 (the closing price of the Company’s common stock on December 16, 2009 as reported by Nasdaq).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ZYMOGENETICS, INC.

By:	/s/ JAMES A. JOHNSON
James A. Johnson
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Date: December 17, 2009